August 6, 2012

Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated

File No. 001-34073

Form 10-K for the fiscal year ended December 31, 2011, filed February 17, 2012

Form 10-Q for the Quarterly period ended March 31, 2012, filed April 30, 2012

Response dated May 29, 2012

Dear Ms. Ciboroski:

This letter is in response to your letter dated July 9, 2012, regarding the Securities and Exchange Commission Staff’s review of our:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 17, 2012.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on April 30, 2012.

•	Response dated May 29, 2012.

For your convenience, we have included your comments below and have keyed our responses accordingly. Please note, for certain questions, we converted your bullets to letters to facilitate review of our response.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 12

“We are subject to routine on-going tax examinations by the IRS and by various other jurisdictions…” page 18

1. We note your response to prior comment 3. However, risk factor discussions should provide sufficient detail to understand the magnitude of the risk and the potential consequences. Please confirm that future risk factor discussions will clarify that you have appealed proposed adjustments resulting from the IRS examination of the 2006 and 2007 tax returns and that an unfavorable outcome could have a material effect on your results of operations in the period in which it occurs. You may also provide a cross reference to the more detailed discussion in the Income Taxes footnote.

Management’s response

In Note 17, Income Taxes, of the notes to the consolidated financial statements of our 2011 Form 10-K, we disclosed the following regarding how we account for uncertain tax positions –

Huntington accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. At December 31, 2011, Huntington had gross unrecognized tax benefits of $11.9 million in income tax liability related to tax positions. Due to the complexities of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. However, any ultimate settlement is not expected to be material to the Consolidated Financial Statements as a whole. Huntington recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. Huntington does not anticipate the total amount of gross unrecognized tax benefits to significantly change within the next 12 months.

When we originally evaluated this for disclosure as an operational risk, we focused on the fact that “due to the complexities of some of the uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities”. Based on this fact, we elected to include this as an operational risk factor in our 2011 Form 10-K.

Upon subsequent review, we focused on the magnitude of the risk and the potential consequences. Under this approach, we do not believe the amount and nature of the matters currently under appeal with the IRS are material because we do not believe that the amount of the claim we may actually be required to pay, if any, will have a material adverse effect on our financial condition or results of operations. We believe our tax positions will be sustained based on the technical merits of each position.

As a result, we do not believe this is currently a material risk and do not plan to include it in our risk factors beginning with our 2012 Form 10-K. We will evaluate this determination on a quarterly basis and only include an update to our risk factors if a material Federal or State Tax proposed adjustment does not meet the more-likely-than-not recognition threshold pursuant to ASC 740, Income Taxes. The update to risk factors would include sufficient detail to understand the magnitude of the risk and potential consequences.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 17 – TDR Activity, page 60

2. We note your response to prior comment 4. Please disclose the information discussed in your response in future filings including accruing vs. nonaccruing TDR’s prior to re-modifications, types of concessions granted, and your policy for accrual vs. non-accrual for restructured TDR’s.

Management’s response

As noted on pages 96 and 97 of our June 30, 2012 Form 10-Q, we disclosed accruing vs. nonaccruing TDRs prior to remodification, types of concessions granted, and our policy for accrual vs. non-accrual for restructured TDRs.

Table 20 – Criticized Commercial Loan Activity, page 63

3. We note your response to prior comment 5 where you state that your “Problem loans” are disclosed as Criticized commercial loans, TDRs, NALs or accruing loans past due 90 days or more. Given that this information is not clear in your proposed disclosure, please clearly state exactly what you consider to be your problem loans and provide a cross reference as to where this information is located in your filings.

Management’s response

When used in prior filings, we used the term “problem loans” generically to refer to loans that our Credit Administration group would deem to be of heightened credit risk such as NALs and accruing loans past due 90 days or more. We did not utilize the term to mean “potential problem loans” as defined in Industry Guide 3 – Statistical Disclosure by Bank Holding Companies. To avoid any confusion within our future filings, we will define the term “Problem Loans” in our Glossary of Acronyms and Terms and add a cross reference to where the information is located in the Form 10-Q. Following is our proposed disclosure.

Problem Loans	Includes nonaccrual loans and leases (Table XX), troubled debt restructured loans (Table XX), accruing loans and leases past due 90 days or more (aging analysis section of Footnote X), and Criticized commercial loans (credit quality indicators section of Footnote X).

Note 3 – Loans and Leases and Allowance for Credit Losses, page 132

TDR Loans, page 146

4. We note your response to prior comment 7 where you clarified your policy for disclosure related to subsequent defaults. However, it appears that for certain loans where re-defaults occur at 120-150 days past due, disclosure of TDRs with a payment default that occurred in the past twelve months may be skewed given the long delinquency period prior to you considering it a payment default. Additionally, in most cases, it appears that your disclosure of payment default coincides with the period at which you charge-off the loan to net realizable value. Please clarify how you concluded this definition of “payment default” and the related disclosure is consistent with the principle in ASC 310-10-50-34. To the extent that you continue to believe this definition of payment default is appropriate, please disclose this limitation given your policy around re-defaults.

Management’s response

Our policy has been to define subsequent re-defaults at 120 days past due for our automobile, second-lien home equities, and other consumer loans, and 150 days past due for our residential mortgage and first lien home equity loans, although any loan in our portfolio may be considered in payment re-default prior to these guidelines. As generally accepted accounting standards do not define payment re-default, our intent was to align this with our nonaccrual policy as the loans are modified to terms that should allow the borrower to perform under the modified terms. Our ALLL considers the probability of payment re-default through the FICO scores and payment habits of the borrower.

Effective July 1, 2012, we will change our policy to prospectively disclose subsequent payment re-defaults as defined as no later than 90 days past due for all loans. Enacting this policy change during the 2012 third quarter will allow us sufficient time to aggregate the information and verify its accuracy prior to inclusion in our filings.

Schedule 14A filed March 8, 2012

Compensation Discussion and Analysis, page 19

5. We note your response to prior comments 10 and 11 and your agreement to provide additional detail and clarification regarding the performance factors considered in determining annual cash and long-term incentive awards. Please provide proposed disclosure to be included in your future filings, using the 2011 fiscal year as an example, discussing these factors in detail for each NEO on an individual basis for both your annual cash and long-term incentive compensation plans.

Management’s response

As discussed on July 25, 2012, with Suzanne Hayes and Laura Crotty, we have worked with our Human Resources personnel to develop a different methodology for awarding annual cash and long-term incentive awards to the named executive officers. However, we were unable to use the 2011 fiscal year as an example because the compensation committee did not have access in 2011 to the information we propose to provide to them on a going forward basis. Instead, we have created the following template showing our proposed disclosure for both our annual cash and long-term incentive compensation plan awards for future periods.

Annual Cash Incentive Award (Management Incentive Plan)

The objective of our Management Incentive Plan for Covered Employees (the “Management Incentive Plan”) is to motivate and reward executives for achieving (or exceeding) annual financial, strategic, and operational goals that ultimately support sustained long-term profitable growth of the company and value creation for shareholders. Incentives paid reflect company performance on key short-term strategic, financial, and operational measures, adjusted in the discretion of the CEO and the Compensation Committee, for business unit and individual performance.

Each executive has an annual target incentive opportunity, expressed as a percentage of base salary, reflective of the executive’s role and competitive market practice. Awards are determined based on corporate performance and business unit and individual performance. Corporate performance is measured at the end of the year relative to threshold, target, and maximum performance levels. Threshold performance results in one half the targeted award while superior performance can result in up to two times the targeted award. The Management Incentive Plan allows for awards to be earned under each plan criterion, independent of the other criteria. We interpolate between the threshold, target, and maximum goals to ensure sound incentive compensation arrangements and appropriate pay for performance alignment. It is the intent of the Compensation Committee that maximum awards are only paid for truly exceptional performance and goals are set accordingly. Final awards may be adjusted, in the discretion of the CEO and the Compensation Committee, for business unit and individual performance to align with our pay for performance philosophy.

Corporate performance metrics for annual cash incentives for the Management Incentive Plan in 20     were determined to be [as possible examples which may change from year to year: pre-tax pre-provision earnings, deposit growth, and credit quality (net charge-offs)]. These performance metrics were chosen from among the list of available criteria under the Management Incentive Plan. These metrics represented key short-term strategic areas of focus intended to support long-term success. They also reflected a strong balance across multiple key measures, bolstering the company’s view of holistic pay determination and risk appropriate programs.

For each metric, the company determined a threshold, target, and maximum level of achievement that would correspond to a specific funding level. The goals were set based on the company’s operating plan for 20     . The table below provides the schedule of metrics and goals that the Compensation Committee approved for 20     .

Metric	Weighting	Threshold	Target	Maximum
1
2
3

The company’s actual performance was reviewed and certified by the Compensation Committee, and resulted in an overall incentive pool that was XX% of our targeted opportunities under the 20     Plan.

		Actual	Performance
Metric	Weighting	Achievement	Factor
1
2
3

Based on the overall performance factor of XX% of target, individual awards for executives were capped at XX% of the targeted award. Due to 162m restrictions, awards to the Named Executive Officers could have been adjusted downward but not increased above the XX% cap. Final awards may be adjusted, in the discretion of the CEO and the Compensation Committee, for business unit and individual performance. These business unit and individual performance adjustments for the Named Executive Officers are described below under “Compensation of the Named Executive Officers”.

Long-Term Incentive Compensation

The Compensation Committee engaged the independent compensation consultant to develop long-term incentive award ranges based on competitive market practice. The Compensation Committee reviewed and approved the long-term incentive targets and ranges, along with the impact of potential total compensation that could result given varying levels of performance and grants. The Compensation Committee approved the long-term incentive ranges for use in determining long-term incentive grants by individual.

The 20     long-term incentive targets and ranges are defined below. Target awards are defined as a percentage of base salary with a range to allow for awards to vary in order to reflect individual performance.

Long-Term Incentive Range (% of Base Salary)
	Low	Target	Maximum
CEO
CFO
Other Named Executives

For the 20     grants, the chief executive officer evaluated the performance of his direct reports, including the other named executive officers, and made recommendations for their awards to the Compensation Committee. Consistent with the company’s philosophy, his evaluation was based on a holistic approach that included individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards and the market-based framework the independent consultant developed. The Compensation Committee reviewed the annual performance appraisals prepared by the chief executive officer for each of the other named executive officers. The Compensation Committee approved awards in 20     for the named executive officers, excluding the chief executive officer, as recommended. The Compensation Committee evaluated the chief executive officer’s performance for the purpose of determining a 20     long-term incentive award. The key factors included in his evaluation are discussed under compensation of named Executive Officers below.

Compensation of the Named Executive Officers

When adjusting MIP awards for business unit and individual performance, and determining the long-term incentive compensation awards, the CEO and Compensation Committee considered the performance of each executive under the following common factors: [These factors may change from year to year. Examples in any particular year may be: financial and operating results, strategic planning and implementation, risk management, leadership/vision/values, human resources/talent management, and stakeholder relations.]

Further, consistent with our guiding principle to reflect internal equity, the Compensation Committee differentiated compensation for the named executive officers other than the CEO by taking into consideration the CEO’s evaluation of each executive’s relative contribution to overall company performance. Although there were no predetermined quantifiable goals against which business unit and individual performance were evaluated for purposes of adjusting MIP awards or determining long-term equity grants, highlights of the specific individual and business unit performance considered by the Compensation Committee for each named executive officer are set forth below. [Note: If an accomplishment relates to a specific quantifiable result, we will specify and quantify the result.]

[Named Executive Officer.] [NEO] has served as [title] since [date]. He/She manages [line of business] and is responsible for [strategic objectives]. The Compensation Committee, in determining appropriate compensation for [NEO] during 20     , considered the following significant accomplishments:

•	[accomplishment]

•	[accomplishment]

•	[accomplishment]

Based on the overall company performance against the corporate goals and the business unit and individual accomplishments noted above, the Compensation Committee awarded an annual cash incentive award to [NEO] in the amount of $XX, equal to XX% of his/her target award and long term equity awards of $XX, equal to XX% of his/her target award.

[Etc., with a section for each NEO.]

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3 – Loans and Leases and Allowance for Credit Losses, page 69

TDR Loans, page 84

6. We note your disclosure on page 87 and your response to prior comment 6 where you note that TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower.

a.	It is still not clear from the response and from your TDR disclosures on pages 87 and 88 why the allowance for loan and lease losses (ALLL) has decreased even though the primary concession is a reduction in interest rate.

b.	We also note that for C&I—other commercial and industrial and for CRE-other commercial real estate, the majority of the TDR is classified as “Other” that reduces the ALLL by $2.9 million and $1.6 million, respectively. Please tell us and include in future filings, the concessions that are included in this category.

Management’s response

a. We will revise our disclosure in future filings to explain why the allowance for loan and lease losses (ALLL) has decreased even though the primary concession is a reduction in interest rate and the impact on the ALLL as follows:

Our TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower. The majority of our concessions for C&I and CRE loans are situations in which we extended the maturity date which is normally coupled with an increase in the interest rate (in these cases, the primary concession is the maturity date extension).

TDR concessions may also result in the reduction of the ALLL within the C&I and CRE portfolios. The reduction is derived from charge-offs, payments and the resulting application of the reserve calculation within the ALLL. The transaction reserve for non-TDR C&I and CRE loans is calculated based upon several estimated probability factors, such as PD and LGD, both of which were previously discussed above. Upon the occurrence of a TDR in our C&I and CRE portfolios, the reserve is measured based on the ~~estimation of the probable discounted future cash flows expected to be collected~~ discounted expected cash flows of the modified loan in accordance with ASC 310-10. The resulting TDR ALLL calculation often results in a lower ALLL amount because (1) the ~~estimated probable discounted future cash flows~~ discounted expected cash flows indicate a lower estimated loss , (2) if the modification includes a rate increase, the discounting of the cash flows on the modified loan, using the premodification interest rate, exceeds the carrying value of the loan, or 3) payments or charge-offs may occur as part of the modification. The ALLL for C&I and CRE loans may increase as a result of the modification, as the discounted cash flow analysis may indicate additional reserves are required.

TDR concessions on consumer loans may increase the ALLL. The concessions made to these borrowers often include interest rate reductions and therefore the TDR ALLL calculation results in a greater ALLL compared with the non-TDR calculation as the reserve is measured based on the estimation of the discounted expected cash flows on the modified loan in accordance with ASC 310-10. The resulting TDR ALLL calculation often results in a higher ALLL amount because (1) the discounted expected cash flows indicate a higher estimated loss or (2) due to the rate decrease, the discounting of the cash flows on the modified loan, using the pre-modification interest rate, indicates a reduction in the expected cash flows. In certain instances, the ALLL may decrease as a result of payments or charge-offs as a result of the modification.

b. As noted on page 86 of our March 31, 2012 Form 10-Q, other concessions include, but are not limited to, principal forgiveness, collateral concessions, covenant concessions, and reduction of accrued interest.

Note 4—Available-for-Sale and Other Securities, page 91

7. We note your response to prior comment 8 and to your recognition of an additional credit (income) to “other-than-temporary impairment” recorded during the first quarter of 2012 and 2011. It continues to be unclear why the non-credit related recoveries shown on the condensed consolidated statements of income result in the recognition of income in your consolidated statements of income. Please clarify whether these recoveries have previously been recognized as impairment expense in your statements of income.

Management’s response

The amounts reported as “Noncredit-related (recoveries) losses on securities not expected to be sold (recognized in other comprehensive income)” represent the noncredit change in unrealized gain / (loss) on investment securities recorded in other comprehensive income. ASC 320-10-45-8A requires that the entity present the total other-than-temporary impairment in the statement of earnings with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income. Mechanically we have done this by showing the entire change in fair value related to these items and leaving the credit loss in the income statement. These noncredit-related amounts have never been recognized as impairment expense in our statements of income.

As a supplement to the proposed disclosures described in our response dated May 29, 2012, we will also add “Impairment losses recognized in earnings on available-for-sale securities” as a new line within the noninterest income section of our Consolidated Statements of Income to disclose these losses. In addition, we will add a policy statement in our filings to indicate that this presentation only includes securities with new credit impairment during the period.

Note 13—Fair Value of Assets and Liabilities – page 106

8. We note that you have classified certain assets and liabilities measured at fair value on a recurring basis as Level 3 in the fair value hierarchy, including certain municipal securities, private label CMOs, asset backed securities, automobile loans, MSRs, and derivatives. However, we were unable to locate the disclosures requiring a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2(g). Please advise, or revise future filings to provide these disclosures.

Management’s response

Our disclosure pertaining to available-for-sale securities and trading account securities located on page 108 of our March 31, 2012 Form 10-Q contained the following statement “A significant change in the unobservable inputs for these securities may result in a significant change in the ending fair value measurement of these securities.” In future filings we will enhance our disclosure to provide a more robust description of sensitivity of the fair value measurement to changes in unobservable inputs. Following is our proposed disclosure.

The following provides a general description of the impact of a change in an unobservable input on the fair value measurement and the interrelationship between unobservable inputs, where relevant/significant. Interrelationships may also exist between observable and unobservable inputs. Such relationships have not been included in the discussion below.

A significant change in the unobservable inputs may result in a significant change in the ending fair value measurement of Level 3 instruments. In general, prepayment rates increase when market interest rates decline and decrease when market interest rates rise. Credit loss estimates are driven by the ability of the borrowers to pay their loans and the value of the underlying collateral and are impacted by changes in macroeconomic conditions, typically increasing when economic conditions worsen and decreasing when conditions improve. An increase in the estimated prepayment rate typically results in a decrease in estimated credit losses and vice versa. Discount rates typically increase with market interest rates increase and/or credit and liquidity risks increase and decrease when market interest rates decline and and/or credit and liquidity conditions improve. Credit spreads generally increase when liquidity risks and market volatility increase and decrease when liquidity conditions and market volatility improve. Pull through percentages generally increase when market interest rates increase and decline when market interest rates decline.

We performed a quantitative analysis of changes in level three input assumptions associated with our automobile loans measured at fair value and determined that a change in those inputs did not result in a significantly higher or lower fair value measurement. Therefore, in accordance with ASC 820-10-50-2(g), we disclosed the significant unobservable inputs, but a narrative description of the sensitivity was not required.

Our disclosures located on page 99 of our March 31, 2012 Form 10-Q contained the following statement regarding sensitivity of the fair value measurement associated with our mortgage servicing rights assets –

MSR values are very sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be greatly impacted by the level of prepayments. Huntington hedges the value of certain MSRs against changes in value attributable to changes in interest rates using a combination of derivative instruments and trading securities.

The derivative assets and liabilities measured at fair value on a recurring basis as Level 3 in the fair value hierarchy are used by Huntington to offset the changes in value of our mortgage servicing rights. As such, they generally move in the opposite direction of our MSRs described above.

Income Simulation and Economic Value Analysis, page 36

9. We note your use of both interest sensitive earnings at risk (ISE) and economic value of equity (EVE) to measure the potential impact of changes in market interest rates on your assets and liabilities. Please respond to, and enhance your disclosures in future filings to address the following:

a)	Tell us why the 200 basis point reduction in interest rates has a smaller effect on the interest income/expense on loans, investments, interest bearing deposits and total borrowings than a 100 basis point reduction in interest rates, pursuant to your disclosure in table 19.

b)	Provide additional context as to how investors should view the output of the EVE model in relation to other disclosures that are in the filing. For example, you have disclosed the EVE amount and the Board policy limits, but is unclear what EVE is compared to (total equity, Tier 1 equity, etc.) in arriving at these amounts.

c)	You disclose the Board policy limits on EVE for the different scenarios, but it is not clear what management’s procedures are for addressing any breaches of the internal limits for the modeled outputs. As part of your response, please tell us whether you have exceeded these limits before, including whether the calculations are performed at dates other than the financial reporting dates.

d)	Provide more of a qualitative discussion to explain why decreases in interest rates cause EVE for loans and other investments to be positive, and vice versa when the rates go up, particularly when compared to your interest income sensitivity in table 19 that shows when rates go down, interest income goes down significantly, and vice versa when the rates go up. Contrast how this works for your liabilities, where EVE is reduced when rates go lower, and interest expense is also reduced as rates go lower.

e)	Please explain the drivers for a positive effect of a +100 and +200 basis point change in interest rates under the ISE model versus a negative effect under your EVE model. Additionally, please explain why the EVE model has a positive effect under a -100 basis point shift but a negative effect under a -200 basis point shift.

Management’s response

a. The Interest Income/Expense sensitivity is calculated as the simulated portfolio income/expense divided by a beta which represents the change in portfolio income/expense assuming 100% sensitivity to the change in market rates. Note that the that the beta calculated from -100 and -200 basis point scenarios are not subject to floors on market rates. Thus market rates could effectively drop below zero. In the -100 and -200 basis point scenarios, portfolio income/expense is constrained by floors on portfolio yields, with the -200 basis point scenario less sensitive because portfolio yields fall less as a percentage of the beta calculated from market rates. Following is our proposed disclosure:

The percent change is calculated as the change in the simulated portfolio income/expense divided by a beta which represents the change in portfolio income/expense assuming 100% sensitivity to the change in market rates. Note that the that the beta calculated from -100 and -200 basis point scenarios are not subject to floors on market rates. In the -100 and -200 basis point scenarios, portfolio income/expense is constrained by floors on portfolio yields, with the -200 basis point scenario less sensitive because portfolio yields fall less as a percentage of the beta calculated from market rates.

b. EVE at risk is measured on a net tangible equity basis, excluding ALLL and AULC reserves. Following is our proposed disclosure:

EVE at risk is measured on a net tangible equity basis, excluding ALLL and AULC reserves.

c. Interest rate risk measurement is calculated and reported to the ALCO monthly. Breaches of internal inputs for modeled outputs are reported to the ALCO and the Risk Operating Committee (ROC). EVE at Risk has exceeded the policy limit for the -200 basis point shock from December 2007 through July 2008 and the -100 basis point ramp from February 2008 through August 2008. ISE at Risk has exceeded the policy limit for the -100 basis point ramp from November 2011 through December 2011. Following are our proposed disclosures:

Interest rate risk measurement is calculated and reported to the ALCO and ROC monthly. The information reported includes the identification of any policy limits that have been exceeded, along with an assessment that describes the policy limit breach and outlines the action plan and timeline for resolution, mitigation, or assumption of the risk.

d. EVE is calculated as the discounted value difference between asset and liability cash flows. Decreases in interest rates reduce the discount factors used to calculate EVE, which increases the economic value of assets. Lower discount factors reduce the economic value of liabilities. The opposite is true for higher discount factors when interest rates rise. ISE is calculated as the income/expense difference between assets and liabilities. Lower interest rates reduce both income and expense, while higher interest rates increase both income and expense. Following is our proposed disclosure:

The major difference between ISE and EVE analysis is that ISE uses a forecasted balance sheet to determine the sensitivity to market rates, while EVE is a point in time valuation of the net equity position. Since ISE measures the impact of changes in market rates to earnings and EVE measures the change in market rates to the net equity position, it is not unusual to have an asset-sensitive ISE, but a liability-sensitive EVE at Risk exposure.

e. The long-term liability exposure is a result of assets with longer duration than liabilities. When interest rates rise, fixed-rate assets lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall; however, due to the absolute low level of current rates, the results for the EVE at risk in a down-shock are different than those in an up-shock. This is evidenced in the -200 basis point shock compared to the -100 basis point shock. EVE increases in the -100 basis point shock, albeit at a smaller amount than lost in the +100 basis point shock, due to prepayments. But EVE decreases in the -200 basis point shock because the longer-duration assets are impacted more by the flooring of market rates than the shorter-duration liabilities. Following is our proposed disclosure:

The long-term liability exposure is a result of assets with longer duration than liabilities. When interest rates rise, fixed-rate assets lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall; however, due to the absolute low level of current rates, the results for the EVE at risk in a down-shock are different than those in an up-shock. This is evidenced in the -200 basis point shock compared to the -100 basis point shock. EVE increases in the -100 basis point shock, albeit at a smaller amount than lost in the +100 basis point shock, due to prepayments. But EVE decreases in the -200 basis point shock because the longer-duration assets are impacted more by the flooring of market rates than the shorter-duration liabilities.

In an effort to facilitate your review, we have incorporated the proposed changes noted above into the Market Risk section of our 2012 first quarter Form 10-Q and included it as Exhibit A.

*********************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble

Donald R. Kimble

Senior Executive Vice President and Chief Financial Officer

Huntington Bancshares Incorporated

Copies to:

Suzanne Hayes

Laura Crotty

Rahim Ismail

Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington

Bancshares Incorporated

Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

Exhibit A

Market Risk

Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, foreign exchange rates, equity prices, credit spreads, and expected lease residual values. We have identified two primary sources of market risk: interest rate risk and price risk.

Interest Rate Risk

OVERVIEW

Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (reprice risk), changes in the expected maturities of assets and liabilities from embedded options, such as borrowers’ ability to prepay residential mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a non-parallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).

INCOME SIMULATION AND ECONOMIC VALUE ANALYSIS

Interest rate risk measurement is calculated and reported to the ALCO and ROC monthly. The information reported includes the identification of any policy limits that have been exceeded, along with an assessment that describes the policy limit breach and outlines the action plan and timeline for resolution, mitigation, or assumption of the risk.~~performed monthly~~. Two broad approaches to modeling interest rate risk are employed: income simulation and economic value analysis. An income simulation analysis is used to measure the sensitivity of forecasted ISE to changes in market rates over a one-year time period. Although BOLI, automobile operating lease assets, and excess cash balances held at the Federal Reserve Bank are classified as noninterest-earning assets, and the net revenue from these assets is recorded in noninterest income and noninterest expense, these portfolios are included in the interest sensitivity analysis because they have attributes similar to interest-earning assets. EVE analysis is used to measure the sensitivity of the values of period-end assets and liabilities to changes in market interest rates. EVE at risk is measured on a net tangible equity basis, excluding ALLL and AULC reserves. EVE analysis serves as a complement to ISE analysis as it provides risk exposure estimates for time periods beyond the one-year simulation period. The major difference between ISE and EVE analysis is that ISE uses a forecasted balance sheet to determine the sensitivity to market rates, while EVE is a point in time valuation of the net equity position. Since ISE measures the impact of changes in market rates to earnings and EVE measures the change in market rates to the net equity position, it is not unusual to have an asset-sensitive ISE, but a liability-sensitive EVE at Risk exposure.

The models used for these measurements take into account prepayment speeds on mortgage loans, mortgage-backed securities, and consumer installment loans, as well as cash flows of other assets and liabilities. Balance sheet growth assumptions are also considered in the ISE analysis. The models include the effects of derivatives, such as interest rate swaps, caps, floors, and other types of interest rate options.

The baseline scenario for ISE analysis, with which all other scenarios are compared, is based on market interest rates implied by the prevailing yield curve as of the period-end. Alternative interest rate scenarios are then compared with the baseline scenario. These alternative interest rate scenarios include parallel rate shifts on both a gradual and an immediate basis, movements in interest rates that alter the shape of the yield curve (e.g., flatter or steeper yield curve), and no changes in current interest rates for the entire measurement period. Scenarios are also developed to measure short-term repricing risks, such as the impact of LIBOR-based interest rates rising or falling faster than the prime rate.

The simulations for evaluating ISE exposure are scenarios that model gradual +/-100 and +/-200 basis points parallel shifts in market interest rates over the next one-year period beyond the interest rate change implied by the current yield curve. We assumed market interest rates would not fall below 0% over the next one-year period for the scenarios that used the -100 and -200 basis points parallel shift in market interest rates. The table below shows the results of the scenarios as of March 31, 2012, and December 31, 2011. All of the positions were within the board of directors’ policy limits for the quarter ending~~as of~~ March 31, 2012.

Table 18 - Interest Sensitive Earnings at Risk

	Interest Sensitive Earnings at Risk (%)
Basis point change scenario	-200	-100	+100	+200

Board policy limits	-4.0%	-2.0%	-2.0%	-4.0%

March 31, 2012	-3.0	-1.9	1.3	2.6
December 31, 2011	-3.6	-2.3	1.8	3.4

The ISE at risk reported as of March 31, 2012, for the +200 basis points scenario shows a less asset sensitive interest rate risk position compared with December 31, 2011. The ALCO’s strategy is to be near-term asset-sensitive to a rising rate scenario.

The following table shows the income sensitivity of select portfolios to changes in market interest rates. A portfolio with 100% sensitivity would indicate that interest income and expense will change with the same magnitude and direction as interest rates. A portfolio with 0% sensitivity is insensitive to changes in interest rates. The percent change is calculated as the change in the simulated portfolio income/expense divided by a beta which represents the change in portfolio income/expense assuming 100% sensitivity to the change in market rates. Note that the that the beta calculated from -100 and -200 basis point scenarios are not subject to floors on market rates. In the -100 and -200 basis point scenarios, portfolio income/expense is constrained by floors on portfolio yields, with the -200 basis point scenario less sensitive because portfolio yields fall less as a percentage of the beta calculated from market rates. For the +200 basis points scenario, total interest-sensitive income is 36.8% sensitive to changes in market interest rates, while total interest-sensitive expense is 40.1% sensitive to changes in market interest rates. Net interest income at risk for the +200 basis points scenario has an asset-sensitive near-term interest rate risk position.

Table 19 - Interest Income/Expense Sensitivity

	Percent of	Percent Change in Interest Income/ Expense for a Given
	Total Earning	Change in Interest Rates
	Assets (1)	Over / (Under) Base Case Parallel Ramp
Basis point change scenario		-200	-100	+100	+200

Total loans	80%	-16.8%	-24.4%	38.5%	39.9%
Total investments and other earning assets	20	-16.6	-20.6	30.7	28.3
Total interest sensitive income		-16.3	-23.1	36.1	36.8

Total interest-bearing deposits	67	-9.1	-13.8	36.2	37.0
Total borrowings	8	-17.6	-32.4	63.8	67.1
Total interest-sensitive expense		-10.0	-15.7	39.1	40.1

(1)	At March 31, 2012.

The primary simulations for EVE at risk assume immediate +/-100 and +/-200 basis points parallel shifts in market interest rates beyond the interest rate change implied by the current yield curve. The table below outlines the March 31, 2012, results compared with December 31, 2011. All of the positions were within the board of directors’ policy limits for the quarter ending March 31, 2012.

Table 20 - Economic Value of Equity at Risk

	Economic Value of Equity at Risk (%)
Basis point change scenario	-200	-100	+100	+200

Board policy limits	-12.0%	-5.0%	-5.0%	-12.0%

March 31, 2012	-0.9	1.7	-3.4	-7.9
December 31, 2011	-1.5	0.8	-1.7	-4.6

The EVE at risk reported as of March 31, 2012, for the +200 basis points scenario shows a higher long-term liability sensitive position compared with December 31, 2011. The long-term liability exposure is a result of assets with longer duration than liabilities. When interest rates rise, fixed-rate assets lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall; however, due to the absolute low level of current rates, the results for the EVE at risk in a down-shock are different than those in an up-shock. This is evidenced in the -200 basis point shock compared to the -100 basis point shock. EVE increases in the -100 basis point shock, albeit at a smaller amount than lost in the +100 basis point shock, due to prepayments. But EVE decreases in the -200 basis point shock because the longer-duration assets are impacted more by the flooring of market rates than the shorter-duration liabilities.

The following table shows the economic value sensitivity of select portfolios to changes in market interest rates. The change in economic value for each portfolio is measured as the percent change from the base economic value for that portfolio. For the +200 basis points scenario, total net tangible assets decreased in value -3.7% to changes in market interest rates, while total net tangible liabilities increased in value 2.9% to changes in market interest rates.

Table 21 - Economic Value Sensitivity

	Percent of Total Net Tangible Assets (1)
		Percent Change in Economic Value for a Given
		Change in Interest Rates
		Over / (Under) Base Case Parallel Shocks
Basis point change scenario		-200	-100	+100	+200

Total loans	73%	1.3%	1.1%	-1.5%	-3.1%
Total investments and other earning assets	18	3.1	2.6	-3.3	-6.8
Total net tangible assets (2)		1.7	1.4	-1.8	-3.7

Total deposits	81	-2.2	-1.4	1.6	3.1
Total borrowings	7	-1.2	-0.8	0.8	1.5
Total net tangible liabilities (3)		-2.1	-1.3	1.5	2.9

(1)	At March 31, 2012.
(2)	Tangible assets excluding ALLL.
(3)	Tangible liabilities excluding AULC.